U.S. Bancorp Asset Management, Inc. 800 Nicollet Mall BC-MN-H04N Minneapolis, MN 55402	Richard J. Ertel General Counsel Direct line: (612) 303-7987 Fax: (612) 303-4767

July 18, 2014

VIA EDGAR

Mr. Chad Eskildsen

Disclosure Review and Accounting

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:    Response to Staff Comments Related to Form N-PX and Form N-CSR Filings of the Following First American funds:

First American Funds, Inc.	811-03313
American Income Fund, Inc.	811-05642
American Strategic Income Portfolio Inc.	811-06404
American Strategic Income Portfolio Inc. – II	811-06640
American Strategic Income Portfolio Inc. – III	811-07444
American Select Portfolio Inc.	811-07838
American Municipal Income Portfolio Inc.	811-07678
Minnesota Municipal Income Portfolio Inc.	811-07680
First American Minnesota Municipal Income Fund II, Inc.	811-21193
Mount Vernon Securities Lending Trust	811-21824

Dear Mr. Eskildsen:

The purpose of this letter is to respond to the comments of the Division of Investment Management (the “Staff”) that we received in our telephone conversation with you on June 17, 2014 regarding filings on Form N-PX and Form N-CSR for the First American funds listed above (each a “Registrant” and, collectively, the “Registrants”).

Following is our response to the Staff’s comments, which appear in bold-face type below.

Comments

1.	With respect to the Registrants’ Form N-PX filings, please note that the filings must be signed by the Registrants’ principal executive officer or officers. In addition to correcting this for future filings, please amend your most recent reports on Form N-PX for the year ended June 30, 2013.

Each Registrant will make the change in subsequent reports on Form N-PX. Additionally, each Registrant completed an amended filing signed by its principal executive officer on June 30, 2014.

2.

Item 27(d)(1) of Form N-1A requires each Registrant to include an expense example in every annual and semi-annual report to shareholders on Form N-CSR. In the required footnote to the expense example table, each Registrant currently includes, in part, the statement, “. . . multiplied by the number of days in the most recent fiscal half-year/365 (to reflect the one-half year period).” In this footnote you should specifically show the actual number of days in the most recent fiscal half-year divided by the actual number of days in the full fiscal year, rather than depicting the formula used to determine this factor. Please correct this in the Registrants’ subsequent filings on Form N-CSR.

Each Registrant will make the requested change in subsequent filings on Form N-CSR.

In connection with the review of the above-referenced filing by the Staff, each Registrant hereby acknowledges that:

1.	The Registrant is responsible for the adequacy and accuracy of the disclosure in the filing.
2.	Staff comments or changes to disclosure in response to Staff comments in the filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing.
3.	The Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you need anything further, please contact me at your earliest convenience at 612-303-7987.

Sincerely,

/s/ Richard J. Ertel

Richard J. Ertel

Secretary to the Registrants

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